

10027338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

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ANNUAL AUDITED REPORT Mail Processing
Section
FORM X-17A-5
PART III          FEB 23 2010

Washington, DC
110

| SEC FILE NUMBER |
| 8- 46836 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2009___ AND ENDING___12/31/2009___
                    MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   MAFG RIA Services, Inc

| OFFICIAL USE ONLY |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Gaither Drive    Suite 5
                        (No. and Street)

Mount Laurel          NJ          08054
     (City)           (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                        (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gable, Peitz, Mishkin, LLP
            (Name – if individual, state last, first, middle name)

323 Norristown Road    Spring House    PA    19477
     (Address)            (City)       (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____Theodore A. Berge_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____MAFG RIA Serve, Inc_____ , as
of _____December 31st_____ , 20 09 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Gable
Peritz
Mishkin
LLP

Certified Public Accountants
and Business Consultants

Nelson C. Mishkin
Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • •
Herbert Gable
Stanton L. Peritz

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

In planning and performing our audit of the financial statements of MAFG RIA Services, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

323 Norristown Road        11000 Lincoln Drive West
P. O. Box 917              Suite 11015
Spring House, PA 19477     Marlton, NJ 08053
215.628.0500              856.596.2400
215.628.8756 Fax          856.596.6121 Fax

www.gpmllp.net

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and stockholders, management, the SEC, NASDAQ, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Gable Peritz Mishkin, LLP*

February 8, 2010

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

# MAFG RIA SERVICES, INC.

## DECEMBER 31, 2009

## CONTENTS

o



Certified Public Accountants
and Business Consultants

**INDEPENDENT AUDITORS' REPORT**

*Nelson C. Mishkin*
*Alan C. Wecht*
*Thomas W. Masoero*
*Kenneth S. Frebowitz*
*Regina C. O'Keefe*
*Frank E. O'Brien*
• • • • • • • • • •
*Herbert Gable*
*Stanton L. Peritz*

To the Board of Directors and Stockholder
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

We have audited the accompanying statement of financial condition of MAFG RIA Services, Inc. (a New Jersey S Corporation) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Gable Peritz Mishkin, LLP*

February 8, 2010

323 Norristown Road     11000 Lincoln Drive West
P. O. Box 917            Suite 11015
Spring House, PA 19477   Marlton, NJ 08053
215.628.0500             856.596.2400
215.628.8756 Fax         856.596.6121 Fax

www.gpmllp.net

MAFG RIA SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

| | | |
|---|---|---|
| Cash | $ 17,462 | |
| Deposit with clearing organization | 113 | |
| Receivables from non-customers | 27,131 | |
| Due from affiliate | 173,763 | |
| Total assets | | $ 218,469 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | $ 6,440 | |
| Liabilities subordinated to claims of general creditors | 150,000 | |
| Total liabilities | | $ 156,440 |
| Stockholder's equity | | |
| Common stock - $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding | 1 | |
| Additional paid-in capital | 4,999 | |
| Retained earnings | 57,029 | |
| Total stockholder's equity | | 62,029 |
| Total liabilities and stockholder's equity | | $ 218,469 |

See independent auditors' report and
accompanying notes to financial statements.

2

# MAFG RIA SERVICES, INC.

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---:|
| Revenues | | |
| Fees | $ | 108,907 |
| Commissions | | 3,517 |
| Interest | | 1,113 |
| | | 113,537 |
| | | |
| Expenses | | |
| Management administrative service fee | | 60,000 |
| Dues and subscriptions | | 679 |
| Licenses and fees | | 6,562 |
| Professional fees | | 9,000 |
| Interest | | 12,750 |
| Insurance | | 3,608 |
| Taxes - other | | 80 |
| | | 92,679 |
| | | |
| Net income | $ | 20,858 |

See independent auditors' report and
accompanying notes to financial statements.

3

# MAFG RIA SERVICES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2009

|  | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, January 1 | $ 1 | $ 4,999 | $ 36,171 | $ 41,171 |
| Net income | - | - | 20,858 | 20,858 |
| Balance, December 31 | $ 1 | $ 4,999 | $ 57,029 | $ 62,029 |

See independent auditors' report and
accompanying notes to financial statements.

4

# MAFG RIA SERVICES, INC.

## STATEMENT OF CHANGES IN LIABILITIES
## SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

## FOR THE YEAR ENDED DECEMBER 31, 2009

Liabilities subordinated to claims of
general creditors - January 1, 2009                $    150,000


Changes                                                        --


Liabilities subordinated to claims of
general creditors - December 31, 2009              $    150,000

# MAFG RIA SERVICES, INC.

## STATEMENT OF CASH FLOWS

### FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---:|---:|
| Cash flows from operating activities | | |
| Net income | $ 20,858 | |
| | | |
| Decrease in assets | | |
| Deposit with clearing organization | 585 | |
| Receivables from non-customers | 5,162 | |
| | | |
| Decrease in accounts payable and accrued expenses | (260) | |
| | | |
| Net cash provided by operating activities | | $ 26,345 |
| | | |
| Cash flows from investing activities | | |
| Net advances and repayments of due from affiliate | | (23,763) |
| | | |
| Net increase in cash | | 2,582 |
| | | |
| Cash, January 1 | | 14,880 |
| | | |
| Cash, December 31 | | $ 17,462 |
| | | |
| Supplementary disclosure of cash flow information: | | |
| Cash paid for the period for: | | |
| Interest | | $ 12,750 |

See independent auditors' report and
accompanying notes to financial statements.

6

## MAFG RIA SERVICES, INC.

## NOTES TO FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

This summary of significant accounting policies of MAFG RIA Services, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and accompanying notes are representations of the Company's management, who are also responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a wholly-owned subsidiary of MAFG, Inc. ("the Parent Company"). The Company is engaged primarily in the brokerage, strategic planning and investment advisory business.

Concentration of Credit Risk

The Company maintains its checking accounts with several banks. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, cash balances with the banks may exceed insurable limits.

Date of Management Evaluation of Subsequent Events

Management has evaluated subsequent events through February 8, 2010, the date on which the financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued "FASB Accounting Standards Codification™ (the "ASC"), as the single source of authoritative US GAAP" for all non-governmental entities. The ASC, which became effective July 1, 2009, changes the referencing and organization of accounting guidance and is effective for annual periods ending after September 15, 2009. The Company adopted the ASC in the year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

1. Summary of Significant Accounting Policies (Cont'd.)

Recently Issued Accounting Pronouncements (Cont'd.)

In June 2009, the FASB issued new accounting guidance related to the accounting and disclosures of subsequent events. This guidance incorporates the subsequent events guidance contained in the auditing standards literature into authoritative accounting literature. It also requires entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. This guidance is effective for all annual periods ending after June 15, 2009. The Company adopted this guidance upon its issuance and it had no material impact on the Company's financial statements.

In September 2006, the FASB issued accounting guidance that defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements (ASC 820, formerly FAS 157, as amended). The Company adopted this guidance on January 1, 2008, as required for its financial assets and financial liabilities. However, the FASB deferred the effective date of this guidance for one year as it relates to fair value measurement requirements for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis. The Company adopted the remaining provisions on January 1, 2009. The adoption of this accounting guidance did not have a material impact on the Company's financial statements.

Receivables from Non-Customers

Receivables from non-customers are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that they anticipate they will not collect as of the time the financial statements are issued.

There was no bad debt expense charged to operations for the year ended December 31, 2009.

Income taxes

The Company, an S corporation, is not a taxpaying entity for federal and state income tax purposes, and thus, no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder on its tax return.

The State of New Jersey maintains a minimum or surcharge tax for S corporations. The amount is included in taxes - other.

The Company applied the provisions of ASC 740 (formerly Financial Accounting Standards Board Interpretation No. 48(R)) regarding uncertain tax positions as they related to pass-through entities. The Company has determined that there is no material impact on the financial statements.

2.    Deposit with Clearing Organization

The Company has $113 on deposit with a broker-dealer clearing organization at December 31, 2009.


3.    Net Capital Requirements

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $11,022, which was $6,022 in excess of its required net capital of $5,000. The Company's net capital ratio was .58 to 1.


4.    Exemptive Provision

The Company claims an exemption under (k)(1) of SEC Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.


5.    Liabilities Subordinated to Claims of General Creditors

The Company issued subordinated notes due to the Parent Company of $150,000 with interest at 8.5%. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The full amount is due January 31, 2013. Interest expense for the year ended December 31, 2009 was $12,750.


6.    Related Party Transactions

The Company paid management fees of $60,000 to an affiliate for management advisory, consulting and administrative support services provided for the year ended December 31, 2009.

Due from affiliate represents advances made to the Parent Company. The balance was $173,763 at December 31, 2009. The note is due on demand and interest is charged at the Applicable Federal Rate.

# MAFG RIA SERVICES, INC.

## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2009

### NET CAPITAL

| | | |
|---|---|---:|
| Stockholder's equity qualified for net capital | $ | 62,029 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 150,000 |
| Total capital and allowable subordinated liabilities | | 212,029 |
| Deductions: | | |
| Non-allowable assets | | |
| Deposit with clearing organization | | 113 |
| Receivables from non-customers | | 27,131 |
| Due from affiliate | | 173,763 |
| | | 201,007 |
| | $ | 11,022 |

### AGGREGATE INDEBTEDNESS

| | | |
|---|---|---:|
| Items included in statement of financial condition | | |
| Accounts payable and accrued expenses | $ | 6,440 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---:|
| Minimum net capital required | $ | 5,000 |
| Excess net capital at 1,500% | | 5,022 |
| Excess net capital at 1,000% | | 5,022 |
| Ratio: Aggregate indebtedness to net capital | | .58 to 1 |

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS Report | $ 11,502 |
| Audit adjustments Adjustment of receivables | 480 |
| Net capital per above | $ 11,022 |